

CORPORATE RESOLUTION OF
Le Bon Table Brand Foods Corporation

We the undersigned, members of the Board of Directors of Le Bon Table Brand Foods Corporation (The "COMPANY"), organized and existing under the laws of the State of California, USA and having its principal place of business at Hoffman Estates, IL, USA, hereby certify that the following is a true copy of a resolution adopted by the Board of Directors of the Corporation at a meeting convened and held on April 5, 2010 at which a quorum was present and voting throughout and that such resolution is now in full force and effect and is in accordance with the provisions of the charter and by-laws of the Corporation.

Board Resolution and Authority of Appointment

RESOLVED: The newly drafted bylaws of the COMPANY are hereby unanimously ratified;

RESOLVED: That Mr. Alberto B. Colón and Mr. Artemio Rivera are elected as new members of the present Board of Directors of the COMPANY. Said Board of Directors is now comprised of the following five members:

1. Mary S. Bonhage
2. Carolyn S. Berry
3. William B. Guest
4. Alberto B. Colón
5. Artemio Rivera

RESOLVED: The following persons are elected to the office(s) indicated next to their names to serve until their successor(s) shall be duly elected, unless he or she resigns, is removed from office or is otherwise disqualified from serving as an officer of this COMPANY, to take their respective office(s) immediately upon such appointment;

OFFICE	NAME
President	William B. Guest
Vice-President	Carolyn S. Berry
Secretary	Mary S. Bonhage
Chief Operations Officer/Chief Executive Officer	Alberto B. Colón
Chief Corporate Counsel/Chief Financial Officer/Treasurer	Artemio Rivera

RESOLVED: That the Registered Agent of the COMPANY is now Registered Agent Solutions, Inc. in Sacramento, California;

RESOLVED: Be it resolved that the Board of Directors hereby irrevocably authorizes the name change of the COMPANY from Le Bon Table Brand Foods Corporation to Noble Group Holdings, Inc. and hereby authorizes the COMPANY's Registered Agent to proceed with the necessary filings with the Secretary of State of California;

RESOLVED: That the COMPANY is authorized to issue 150,000,000 shares of common stock;





RESOLVED: That the COMPANY will make its best efforts to locate, identify, and verify all legitimate investors who purchased its incorrectly issued stock in the past. These legitimate investors will be offered a stock swap option;

FURTHER RESOLVED: That the COMPANY will file an 8-K Current Report with the US Securities and Exchange Commission as soon as possible after the successful filing of the CORPORATION name change with the Secretary of State of California.

IN WITNESS WHEREOF, we have hereunto set our hands and affixed the seal of said Corporation this 5th day of April, 2010.

____

Mary S. Bonhage
Director – Le Bon Table Brand Foods Corporation

ATTESTED TO:

____

Carolyn S. Berry, Director, Le Bon Table Brand Foods Corporation

____

William B. Guest, Director, Le Bon Table Brand Foods Corporation

3 Golf Center, #315
Hoffman Estates, IL 60195

Tel. (847) 305-3800
Fax. (847) 574-7518